Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Viewbix Ltd.(1)	Israel
Emerald Medical Applications Ltd.(2)	Israel

(1)	Following the consummation of that certain Share Exchange Agreement by and between Virtual Crypto Technologies Inc. and Algomizer Ltd., dated February 7, 2019, Algomizer Ltd. assigned, transferred and delivered 99.83% of Viewbix Ltd. to Virtual Crypto Technologies Inc. Virtual Crypto Technologies Inc. changed its name to Viewbix Inc. on July 24, 2019.
(2)	Emerald Medical Applications Ltd. is the wholly-owned subsidiary of Viewbix Inc.